Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$25,000,000.00	$767.50	(1)

(1)	The filing fee of $767.50 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $478,057.12 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $767.50 is offset against the registration fee due for this offering and of which $477,289.62 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2007 – MTNDD143 Dated July 23, 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$25,000,000 initial principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Increasing Callable Notes Due 2037

•	Unless called by us, the notes will bear interest at the rate of 7.10% per annum.

•

For any annual interest payment date from and including August 6, 2008 to and including August 6, 2032, we may elect to pay interest on the notes 1) in cash, or 2) by increasing the principal amount of the notes in an amount equal to the amount of interest accrued in such interest period (which amount we refer to as “Accreted Principal”). The notes will bear interest on the increased principal amount from and after the applicable interest payment date on which we elect to make an Accreted Principal payment.

•

For any annual interest payment date from and including August 6, 2033 to and including the maturity date, we will pay interest in cash on the principal amount of notes you then hold, including Accreted Principal, if any.

•

For any annual interest payment date from and including August 6, 2008 to and including August 6, 2032, we must elect, upon not less than ten calendar days’ notice, the form of interest payment to be paid on any interest payment date. In the absence of an election or proper notification of our election, interest will be paid as Accreted Principal.

•	Interest on the notes is payable annually on each August 6, beginning on August 6, 2008 and ending on the maturity date.

•

If not previously called by us, the notes will mature on August 6, 2037. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, including Accreted Principal, if any, plus any accrued and unpaid interest.

•

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning August 6, 2012, upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, including Accreted Principal, if any, plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note		Total
Public Offering Price	US$	1,000.00	US$	25,000,000
Agent’s Discount	US$	0.00	US$	0.00
Proceeds to Citigroup Funding Inc.	US$	1,000.00	US$	25,000,000

We expect that delivery of the notes will be made against payment therefor on or about August 6, 2007. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next six business days will be required to specify an alternative cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, many of which are difficult to predict and beyond our control.

You Will Receive No Cash Payment for Any Interest Period for Which we Elect to Pay Interest on the Note by Increasing the Principal Amount of the Note, Which May Limit Your Receipt of a Cash Payment to the Earlier of Our Calling the Notes and August 6, 2033

For any annual interest payment date from and including August 6, 2008 to and including August 6, 2032, we may elect to make the annual interest payment either 1) in cash, or 2) by increasing the principal amount of the notes in an amount equal to the amount of interest accrued in that annual interest period (which amount we refer to as “Accreted Principal”). During that time, you will not receive a current cash payment on any interest payment date for which we elect to make a payment of Accreted Principal; if we elect to make payments of Accreted Principal rather than make cash payments on all interest payment dates from and including August 6, 2008 to and including August 6, 2032, you will not receive a cash payment until the earlier of our calling the notes and August 6, 2033.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date beginning August 6, 2012. In the event that we call the notes, you will receive only the principal amount of your investment in the notes, including Accreted Principal, if any, and any accrued and unpaid interest to and including the call date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

Interest Rate Movement Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if interest rates decline. If we call the notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes bear interest at the rate of 7.10% per annum. If general interest rates increase, the effective yield on your notes for such interest period will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, interest rate levels and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Interest Rates. We expect that the market value of the notes at any time may be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. However, if U.S. interest rates decrease, the likelihood of the notes being called may increase. U.S. interest rates will be influenced by complex and interrelated political, economic, financial and other factors.

Call Feature. Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon U.S. interest rate levels. This hedging activity could affect the value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup Inc.’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Increasing Callable Notes Due 2037 (the “Notes”) are callable securities issued by Citigroup Funding that have a maturity of thirty years. If not previously called by us, at maturity, you will receive an amount in cash equal to the sum of (a) your initial investment in the Notes, (b) the aggregate of any Accreted Principal we have elected to pay over the term of the Notes, and (c) any accrued, unpaid interest due at maturity.

The Notes will bear interest at the rate of 7.10% per annum. For any annual interest payment date from and including August 6, 2008 to and including August 6, 2032, we may elect to pay interest on the Notes 1) in cash, or 2) by increasing the principal amount of the Notes in an amount equal to the amount of interest accrued in such interest period (“Accreted Principal”). For all interest periods beginning on or after the date on which we elect to pay interest by increasing the principal amount of the Notes, the principal amount of the Notes on which interest will accrue will include the amount of such Accreted Principal. For any annual interest payment date from and including August 6, 2033 to and including the maturity date, we will pay interest in cash on the principal amount of notes you then hold, including Accreted Principal, if any.

For any annual interest period from and including August 6, 2008 to and including August 6, 2032, we must elect, upon not less than ten calendar days’ notice, the form of interest payment to be paid on any Interest Payment Date. In the absence of an election or proper notification of our election, interest will be paid as Accreted Principal. We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning August 6, 2012. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, including Accreted Principal, if any, plus any accrued and unpaid interest.

Interest

The notes will bear interest at the rate of 7.10% per annum. We will pay interest annually on August 6 of each year starting on August 6, 2008 and ending on the maturity date, each an Interest Payment Date. Each twelve-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the maturity date or any earlier date upon which the Notes are redeemed is an Interest Period. During each Interest Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each Interest Period will be deemed to consist of 90 days.

Unless the Notes are called by us, the per annum interest rate for any annual Interest Period will equal 7.10%. The interest payment amount per note for any annual Interest Period will equal the product of (x) 7.10% and (y) the principal amount of the Notes, including all Accreted Principal, if any.

Additionally, if interest rates decline, it is more likely that the Notes will be called. If we call the Notes, you may not be able to invest in other securities with a similar yield. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

Payment at Maturity

Unless your Notes have been previously called by us, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, including Accreted Principal, if any, plus accrued and unpaid interest.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning August 6, 2012, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, including Accreted Principal, if any, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes or on any Interest Payment Date, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date or relevant Interest Payment Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 6.25% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Original Issue Discount. Because of the existence of Citigroup Funding’s option to increase the principal amount in lieu of payment of interest, none of the interest on the Notes will be considered “unconditionally payable” at least annually during the entire term of the Note at a single fixed rate of interest and thus will not constitute “qualified stated interest” within the meaning of the applicable Treasury Regulations. As a result, the Notes will be treated as having been issued with original issue discount (“OID”).

While it is generally expected that no cash payments will be made on the Notes until the expiration of Citigroup Funding’s option to increase the principal amount in lieu of payment of interest, any cash interest payments that may be made on the Notes will not be separately includible in gross income. Instead, each U.S. Holder of a Note, whether such U.S. Holder uses the cash or the accrual method of tax accounting, will be required to include in gross income as ordinary income the sum of the “daily portions” of OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. The daily portions of OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of a Note, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. In general, the amount of OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of the Note at the beginning of the accrual period by the stated interest rate on the Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its principal amount and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments made with respect to such Note in all prior accrual periods.

Sale and Retirement of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder, increased by any amounts includible in income by the U.S. Holder as OID and decreased by any payments made on such Note. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest payments on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of interest on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

U.S. Federal Estate Tax

A Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $25,000,000 principal amount of Notes (25,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the Notes directly to the public at the public offering price set forth on the cover of this pricing supplement.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part of all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$25,000,000

Principal-Increasing Callable Notes

Due August 6, 2037

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

July 23, 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)